QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

Annual Audited Consolidated Financial Statements
(Prepared in accordance with United States GAAP)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Agnico-Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As indicated in the accompanying Management's report on internal control over financial reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Cumberland Resources Ltd., which is included in the 2007 consolidated financial statements of Agnico-Eagle Mines Limited and constituted 13% and 0.8% of total and net assets, respectively, as of December 31, 2007 and 0% of revenues for the year then ended. The net loss of Cumberland Resources Ltd. included in Agnico-Eagle Mines Limited's consolidated net income was 5% for the year ended December 31, 2007. Our audit of internal control over financial reporting of Agnico-Eagle Mines Limited also did not include an evaluation of the internal control over financial reporting of Cumberland Resources Ltd.

        In our opinion, Agnico-Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007, and our report dated March 14, 2008, expressed an unqualified opinion thereon.

Toronto, Canada	ERNST & YOUNG LLP
March 14, 2008	Chartered Accountants Licensed Public Accountants

Management Certification

        Agnico-Eagle Mines Limited (the "Company") will file with the New York Stock Exchange ("NYSE") on March 19, 2008, the annual written affirmation by its Chief Executive Officer, certifying that, as of the date of such affirmation, he was not aware of any violation by Agnico-Eagle Mines Limited of the NYSE's corporate governance listing standards. The Company has also filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of its public disclosures as Exhibits 12.01 and 12.02 to its annual report on Form 20-F for the year ended December 31, 2007.

        Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

        Management concluded that, as of December 31, 2007, the Company's internal control over financial reporting is effective as more fully described in "Item 15. Controls and Procedures" of the Company's Annual Report on Form 20-F.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico-Eagle Mines Limited at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with United States generally accepted accounting principles.

        As described in the "Summary of Significant Accounting Policies", the Company changed its method of accounting for uncertain tax positions as of January 1, 2007 and, on January 1, 2006, the Company changed its method of accounting for stockpiles inventory.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2008 expressed an unqualified opinion thereon.

Toronto, Canada	ERNST & YOUNG LLP
March 14, 2008	Chartered Accountants Licensed Public Accountants

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Since a precise determination of assets and liabilities depends on future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if it owns a majority of the outstanding voting common stock or has significant control over an entity through contractual or economic interests of which the Company is the primary beneficiary.

        Agnico-Eagle recognizes gains and losses on the effective disposition of interests in associated companies arising when such associated companies issue treasury shares to third parties. Gains are recognized in income only if there is reasonable assurance of realization; otherwise, they are recorded within contributed surplus.

Cash and cash equivalents

        Cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. Short-term investments are designated as held to maturity for accounting purposes and are carried at amortized cost, which approximates market value. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

Inventories

        Inventories consist of ore stockpiles, concentrates and supplies.

Stockpiles

        Stockpiles consist of coarse ore that has been mined and hoisted from underground and is available for further processing and in-stope ore inventory in the form of drilled and blasted stopes ready to be mucked and hoisted to the surface. The stockpiles are measured by estimating the number of tons, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. The ore stockpile is valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore. The net realizable value of stockpiled ore is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material.

        Mining costs include all costs associated with mining operations and are allocated to each tonne of stockpile. Fully absorbed costs include direct and indirect materials and consumables, direct labour, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are not intended to be long-term inventory items and are generally processed within twelve months of extraction. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per tonne basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly.

        In addition, companies in the mining industry may be required to remove overburden and other mine waste materials to access mineral deposits. During the development of a mine (before production begins), it is generally accepted practice that such costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine.

        In March 2005, the Financial Accounting Standards Board ratified Emerging Issues Task Force Issue No. 04-6 ("EITF 04-6") which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of costs is appropriate only to the extent product inventory exists at the end of a reporting period. Agnico-Eagle adopted the provisions of EITF 04-6 on January 1, 2006. The impact of adoption was to decrease ore stockpile inventory by $8.4 million and increase future income and mining tax assets by $3.3 million. Adoption of EITF 04-6 had no impact on the Company's cash position or earnings.

Concentrates

        Concentrates inventories consist of concentrates for which legal title has not yet passed to custom smelters. Concentrates inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the fully absorbed mining and milling costs associated with extracting and processing the ore.

Supplies

        Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Deferred financing costs

        Deferred financing costs, which are included in other assets on the consolidated balance sheets and relate to the issuance of the Company's 4.50% convertible subordinated debentures due February 15, 2012 ("Convertible Debentures"), that were fully redeemed in February 2007 and the Company's revolving credit facility, are being amortized to income over the term of the related obligations. When the holders of the Company's Convertible Debentures exercised their conversion option, the common shares issued on such conversion were recorded at an amount equal to the aggregate of the carrying value of the long-term liability, net of the associated financing costs, with no gain or loss being recognized in income. The same principles were applied upon redemption of the Convertible Debentures by the Company.

Mining properties, plant and equipment and mine development costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined, the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Financial instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations, metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Revenue recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of doré bars is recorded when the refined gold and silver is sold. Generally all the gold and silver in the form of doré bars is sold in the period in which it is produced.

        Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from byproduct sales are shown net of smelter charges as part of revenues from mining operations.

Foreign currency translation

        The functional currency for the Company's operations is the US dollar. Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

Reclamation costs

        Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. The key assumptions on which the fair value of the asset retirement obligations is based includes the estimated future cash flows, the timing of those cash flows and the credit-adjusted risk-free rate or rates on which the estimated cash flows have been discounted.

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 requires the recognition of the effect of uncertain tax positions where it is more likely than not based on technical merits that the position would be sustained. The Company recognizes the amount of the tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year. The impact of the adoption of FIN 48 was to increase the future income tax liability by $4.5 million.

Stock-based compensation

        Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Incentive Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

        The fair value of stock options granted by the Company is recognized in income over the applicable vesting period as a compensation expense. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

        In December 2004, the FASB enacted FAS 123 — revised 2004 ("FAS 123R"), "Share-Based Payment", which replaced FAS 123 and superseded APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statement of income. The Company was required to adopt FAS 123R in the first quarter of 2006. There was no impact on the Company based on the adoption of the new requirements under FAS 123R.

Income per share

        Basic income per share is calculated on net income for the year using the weighted average number of common shares outstanding during the year. For years in which the Convertible Debentures were oustanding, diluted income per share was calculated on the weighted average number of common shares that would have been outstanding during such year had all Convertible Debentures been converted at the beginning of the year into common shares, if such conversions were dilutive. In addition, the weighted average number of common shares used to determine diluted income per share includes an adjustment for stock options outstanding and warrants outstanding using the treasury stock method. Under the treasury stock method:

  •
  the exercise of options or warrants is assumed to be at the beginning of the period (or date of issuance, if later);

  •
  the proceeds from the exercise of options or warrants, plus in the case of options the future period compensation expense on options granted on or after January 1, 2003, are assumed to be used to purchase common shares at the average market price during the period; and

  •
  the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Pension costs and obligations and post-retirement benefits

        Prior to July 1, 1997, Agnico-Eagle had a defined benefit plan for its salaried employees, which was substantially converted to a defined contribution plan. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

        Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees. The Company does not offer any other post-retirement benefits to its employees.

        As of December 31, 2006, the Company adopted the provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("FAS 158"). FAS 158 required employers that sponsor one or more defined benefit plans to (i) recognize the funded status of a benefit plan in its statement of financial position, (ii) recognize the gains or losses and prior service costs or credits that arise during the period as a component of other comprehensive income, net of tax, (iii) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position, and (iv) disclose in the notes to the financial statements additional information about certain effects on net periodic cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The impact of adopting FAS 158 on the Consolidated Balance Sheets was as follows:

As of December 31, 2006	Before Application of FAS 158	Adjustment	After Application of FAS 158
Reclamation provision and other liabilities	$26,051	$1,406	$27,457
Deferred income tax liability	$170,087	$(396)	$169,691
Accumulated other comprehensive loss	$(16,989)	$(1,010)	$(17,999)
Total stockholders' equity	$1,253,415	$(1,010)	$1,252,405

Impact of recently issued accounting pronouncements

        Under the U.S. Securities and Exchange Commission Staff Accounting Bulletin 74 ("SAB 74"), the Company is required to disclose information related to new accounting standards that have not yet been adopted.

Fair Value Measurements

        In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions for FAS 157 are effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations or cash flows.

The Fair Value Option for Financial Assets and Financial Liabilities

        In February 2007, FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"), which allows entities to voluntary choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value with changes in fair value reported in earnings. The election is made on an instrument-by-instrument basis and is irrevocable. The provisions for FAS 159 are effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations or cash flows.

Non-controlling Interests in Consolidated Financial Statements

        In December 2007, the FASB issued FASB Statement No. 160, "Non-controlling Interests in Consolidated Financial Statements" ("FAS 160"). FAS 160 establishes accounting and reporting standards for entities that have equity investments that are not attributable directly to the parent, called non-controlling interests or minority interests. Specifically, FAS 160 states where and how to report non-controlling interests in the consolidated statements of financial position and operations, how to account for changes in non-controlling interests and provides disclosure requirements. The provisions of FAS 160 are effective for the Company beginning January 1, 2009. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations and disclosures.

Business Combinations

        In December 2007, the FASB issued FASB Statement No. 141(R), "Business Combinations" ("FAS 141(R)"). FAS 141(R) establishes how an entity accounts for the identifiable assets acquired, liabilities assumed, and any non-controlling interests acquired, how to account for goodwill acquired and determines what disclosures are required as part of a business combination. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, early adoption is prohibited. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations and disclosures.

Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards

        In June 2007, the EITF reached consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF Issue No. 06-11 requires that the tax benefit related to dividend and dividend equivalents paid on equity-classifed nonvested shares and nonvested share units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations or cash flows.

Comparative figures

        Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	As at December 31,
	2007	2006
ASSETS
Current
Cash and cash equivalents	$314,794	$288,575
Short-term investments	78,770	170,042
Restricted cash (note 14)	2,455	—
Trade receivables (note 1)	79,419	84,987
Inventories:
Ore stockpiles	5,647	2,330
Concentrates	1,913	3,794
Supplies	15,637	11,152
Available-for-sale securities (note 2(a))	38,006	38,760
Other current assets (note 2(a))	69,453	23,193

Total current assets	606,094	622,833
Other assets (notes 2(b))	16,436	7,737
Future income and mining tax assets (note 8)	5,905	31,059
Property, plant and mine development, net (note 3)	2,107,063	859,859

	$2,735,498	$1,521,488

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 10)	$108,227	$42,538
Dividends payable	26,280	15,166
Income taxes payable (note 8)	—	14,231

Total current liabilities	134,507	71,935

Reclamation provision and other liabilities (note 5)	57,941	27,457

Future income and mining tax liabilities (note 8)	484,116	169,691

SHAREHOLDERS' EQUITY
Common shares (note 6(a))
Authorized — unlimited
Issued — 142,403,379 (2006 — 121,025,635)	1,931,667	1,230,654
Stock options	23,573	5,884
Warrants (note 6(c))	—	15,723
Contributed surplus	15,166	15,128
Retained earnings	112,240	3,015
Accumulated other comprehensive loss (note 6(d))	(23,712)	(17,999)

Total shareholders' equity	2,058,934	1,252,405

	$2,735,498	$1,521,488

Contingencies and commitments (note 12)

On behalf of the Board:

Sean Boyd C.A., Director	Mel Leiderman C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except per share amounts, US GAAP basis)

	Years ended December 31,
	2007	2006	2005
REVENUES
Revenues from mining operations (note 1)	$432,205	$464,632	$241,338
Interest and sundry income (note 11)	25,142	21,797	4,535
Gain on sale of available-for-sale securities (note 2(a))	4,088	24,118	461

	461,435	510,547	246,334
COSTS AND EXPENSES
Production	166,104	143,753	127,365
Exploration and corporate development	25,507	30,414	16,581
Equity loss in junior exploration companies (note 2(b))	—	663	2,899
Amortization of plant and mine development	27,757	25,255	26,062
General and administrative	38,167	25,884	11,727
Loss on derivative financial instruments	5,829	15,148	15,396
Provincial capital tax	3,202	3,758	1,352
Interest (note 4)	3,294	2,902	7,813
Foreign currency translation loss (note 8)	32,297	2,127	1,860

Income before income, mining and federal capital taxes	159,278	260,643	35,279
Federal capital tax	—	—	1,062
Income and mining tax (recovery) (note 8)	19,933	99,306	(2,777)

Net income for the year	$139,345	$161,337	$36,994

Net income per share — basic (note 6(e))	$1.05	$1.40	$0.42

Net income per share — diluted (note 6(e))	$1.04	$1.35	$0.42

Comprehensive income:
Net income for the year	$139,345	$161,337	$36,994

Other comprehensive income (loss):
Unrealized gain on hedging activities	—	—	1,135
Unrealized gain (loss) on available-for-sale securities	(5,436)	1,067	10,228
Cumulative translation adjustments	—	—	(2,236)
Adjustments for derivative instruments maturing during the year	1,653	(2,167)	(3,398)
Adjustments for realized gains on available-for-sale securities due to dispositions during the year	(1,918)	(12,506)	(65)
Amortization of unrecognized loss on pension liability	(16)	—	—
Tax effect of other comprehensive income (loss) items	4	1,241	(1,241)

Other comprehensive income (loss) for the year	(5,713)	(12,365)	4,423

Comprehensive income for the year	$133,632	$148,972	$41,417

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

	Common Shares
			Stock Options Outstanding		Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss
	Shares	Amount		Warrants
Balance December 31, 2004	86,072,779	$620,704	$465	$15,732	$15,128	$(172,756)	$(9,047)
Shares issued under Employee Stock Option Plan (note 7(a))	214,725	2,264	—	—	—	—	—
Stock options	—	—	2,404	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	245,494	3,646	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	500,000	6,387	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	4,715	15	—	—	—	—	—
Shares issued for holder conversions of convertible debentures (note 4)	775,359	10,855	—	—	—	—	—
Shares issued for purchase of Riddarhyttan Resources AB (note 9)	10,023,882	120,788	—	—	—	—	—
Net income for the year	—	—	—	—	—	36,994	—
Dividends declared ($0.03 per share) (note 6(a))	—	—	—	—	—	(2,935)	—
Other comprehensive income for the year	—	—	—	—	—	—	4,423

Balance December 31, 2005	97,836,954	$764,659	$2,869	$15,732	$15,128	$(138,697)	$(4,624)
Shares issued under Employee Stock Option Plan (note 7(a))	1,805,085	28,217	—	—	—	—	—
Stock options	—	—	3,015	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	146,249	4,711	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	1,226,000	30,749	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	5,003	22	—	—	—	—	—
Shares issued for holder conversions of convertible debentures (note 4)	9,483,709	129,910	—	—	—	—	—
Shares issued on exercise of warrants	4,000	85	—	(9)	—	—	—
Shares issued for purchase of Pinos Altos project (note 9)	2,063,635	34,310	—	—	—	—	—
Shares issued under public offering	8,455,000	237,991	—	—	—	—	—
Net income for the year	—	—	—	—	—	161,337	—
Dividends declared ($0.12 per share) (note 6(a))	—	—	—	—	—	(14,523)	—
Stockpile inventory adjustment, net of tax (EITF 04-6)	—	—	—	—	—	(5,102)	—
Other comprehensive loss for the year	—	—	—	—	—	—	(12,365)
Adjustment for unrecognized loss on pension liability upon application of FASB Statement No. 158 (note 5(b))	—	—	—	—	—	—	(1,010)

Balance December 31, 2006	121,025,635	$1,230,654	$5,884	$15,723	$15,128	$3,015	$(17,999)

Shares issued under Employee Stock Option Plan (note 7(a))	536,116	10,232
Stock options	—	—	17,689	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	167,378	7,100	—	—	—	—	—
Shares issued for purchase of Cumberland Resources Ltd (note 9)	13,768,510	536,556	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	32,550	812	—	—	—	—	—
Shares issued on exercise of warrants	6,873,190	146,313	—	(15,723)	38	—	—
Net income for the year	—	—	—	—	—	139,345	—
Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(25,633)	—
Future tax asset adjustment upon the adoption of FIN 48 (note 8)	—	—	—	—	—	(4,487)	—
Other comprehensive loss for the year	—	—	—	—	—	—	(5,713)

Balance December 31, 2007	142,403,379	1,931,667	23,573	—	15,166	112,240	(23,712)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

	Years ended December 31,
	2007	2006	2005
Operating activities
Net income for the year	$139,345	$161,337	$36,994
Add (deduct) items not affecting cash:
Amortization of plant and mine development	27,757	25,255	26,062
Future income and mining taxes	16,380	81,993	(2,777)
Unrealized loss on derivative contracts	—	—	8,335
Gain on sale of available-for-sale securities	(4,088)	(24,118)	(461)
Gain on Contact Diamond Corporation	—	(7,361)	—
Stock option expense	12,155	5,391	2,553
Foreign currency translation loss	32,297	2,127	1,860
Other	14,921	(7,230)	3,062
Changes in non-cash working capital balances
Trade receivables	5,568	(28,683)	(12,862)
Income (taxes payable)/recoverable	(14,231)	21,954	8,382
Inventories	(1,187)	(2,493)	2,550
Other current assets	(55,389)	(4,422)	(1,054)
Accounts payable and accrued liabilities	55,661	4,745	10,519
Interest payable	—	(2,243)	(183)

Cash provided by operating activities	229,189	226,252	82,980

Investing activities
Additions to property, plant and mine development	(510,877)	(149,185)	(70,270)
Purchase of gold derivatives (note 9(c))	(15,875)	—	—
Cash acquired on acquisition of Cumberland Resources Ltd. net of transaction costs (note 9(c))	84,207	—	—
Acquisition of Pinos Altos property (note 9(b))	—	(32,500)	—
Recoverable value added tax on acquisition of Pinos Altos property	9,750	(9,750)	—
Purchase of Stornoway Diamond Corporation debentures	(8,519)	—	—
Investment in Stornoway Diamond Corporation	—	(19,784)	—
Decrease (increase) in short-term investments	91,272	(110,215)	5,009
Net proceeds on available-for-sale securities	5,393	34,034	(7,089)
Purchase of available-for-sale securities	(13,079)	(12,323)	(2,362)
Decrease (increase) in restricted cash	(2,455)	—	8,173

Cash used in investing activities	(360,183)	(299,723)	(66,539)

Financing activities
Dividends paid	(13,406)	(3,166)	(2,525)
Common shares issued	144,138	315,160	14,243
Share issue costs	—	(13,415)	(29)

Cash provided by financing activities	130,732	298,579	11,689

Effect of exchange rate changes on cash and cash equivalents	26,481	2,312	20

Net increase in cash and cash equivalents during the year	26,219	227,420	28,150
Cash and cash equivalents, beginning of year	288,575	61,155	33,005

Cash and cash equivalents, end of year	$314,794	$288,575	$61,155

Other operating cash flow information:
Interest paid during the year	$2,406	$4,214	$8,304

Income, mining and capital taxes paid (recovered) during the year	$22,138	$1,405	$(6,259)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except per share amounts, unless otherwise indicated)
December 31, 2007

1.     TRADE RECEIVABLES AND REVENUES FROM MINING OPERATIONS

          Trade receivables are recognized once the transfer of ownership for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of bullion or concentrates to third parties prior to the satisfaction in full of payment obligations of the third parties.

	2007	2006
Bullion awaiting settlement	$122	$2,520
Concentrates awaiting settlement	79,297	82,467

	$79,419	$84,987

	2007	2006	2005
Revenues from mining operations (thousands):
Gold	$171,537	$159,815	$117,888
Silver	70,028	58,262	41,808
Zinc	156,340	211,871	67,150
Copper	34,300	34,684	14,492

	$432,205	$464,632	$241,338

          In 2007, precious metals accounted for 56% of Agnico-Eagle's revenues from mining operations (2006 — 47%; 2005 — 66%). The remaining revenues from mining operations consisted of net byproduct revenues. In 2007, these net byproduct revenues as a percentage of total revenues from mining operations consisted of 36% zinc (2006 — 45%; 2005 — 28%) and 8% copper (2006 — 8%; 2005 — 6%):

2.     OTHER ASSETS

  (a)
  Other current assets
	2007	2006
Federal, provincial and other sales taxes receivable	24,369	16,327
Interest receivable	2,140	4,453
Prepaid expenses	13,556	733
Employee loans receivable	926	626
Government refundables	17,776	—
Advances to suppliers	4,284	—
Other	6,402	1,054

	$69,453	$23,193

            In 2007, the Company realized $5.4 million (2006 — $35.9 million; 2005 — $1.4 million) in proceeds and recorded a gain of $4.1 million (2006 — $24.1 million; 2005 — $0.5 million) in income on the sale of available-for-sale securities. Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value and comprise the following:

	2007	2006
Cost	$44,401	$37,890
Unrealized gains	4,933	5,258
Unrealized losses	(11,328)	(4,388)

Estimated fair value of available-for-sale securities	$38,006	$38,760

  (b)
  Other assets
	2007	2006
Deferred financing costs, less accumulated amortization of $960 (2006 — $154)	$3,224	$3,709
Stornoway Diamond Corporation debentures (note 11)	10,120	—
Loan to Contact Diamond Corporation (note 11)	—	3,422
Finnish Government Grants	2,643	—
Other	449	606

	$16,436	$7,737

            The Company has a commitment to repay parts of the grant to the Finnish Government, should the Kittila mine not be in operation by 2013. Management currently expects that Kittila will commence production in the second half of 2008.

            The fair value of the Stornoway Diamond Corporation debentures approximates their carrying amounts.

3.     PROPERTY, PLANT AND MINE DEVELOPMENT

	2007			2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$1,108,449	$20,197	$1,088,252	$340,308	$17,751	$322,557
Plant and equipment	351,663	116,862	234,801	322,660	104,350	218,310
Mine development costs	261,613	80,792	180,821	241,275	67,986	173,289
Construction in process:
Goldex mine project	186,302	—	186,302	80,777	—	80,777
LaRonde Mine extension	46,716	—	46,716	9,780	—	9,780
Pinos Altos mine project	37,065	—	37,065	—	—	—
Meadowbank mine project	168,374	—	168,374	—	—	—
Kittila mine project	101,966	—	101,966	21,982	—	21,982
Lapa mine project	62,766	—	62,766	33,164	—	33,164

	$2,324,914	$217,851	$2,107,063	$1,049,946	$190,087	$859,859

  Geographic Information

	Net Book Value 2007	Net Book Value 2006
Canada	$1,705,212	$574,949
Finland	292,300	212,363
Mexico	107,346	70,342
U.S.A	2,205	2,205

Total	$2,107,063	$859,859

  In 2007, Agnico-Eagle capitalized $0.8 million of costs (2006 — $3.1 million) and recognized $0.5 million of amortization expense (2006 — $0.2 million) related to computer software. The unamortized capitalized cost for computer software at the end of 2007 was $5.4 million (2006 — $5.1 million).

4.     LONG-TERM DEBT

  (a)
  Convertible subordinated debentures

            The Company's $143.75 million principal amount convertible subordinated debentures bore interest at 4.50% per annum, payable semi-annually in cash or, at the option of the Company, common shares of the Company. The debentures were convertible into common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 US dollar principal amount. The debentures were redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company had the option to redeem the debentures in cash or by delivering freely tradeable common shares.

            The original principal amount of the Convertible Debentures was $143.8 million. In 2005, there were aggregate conversions of $10.9 million.

            In 2006, interest on the Convertible Debentures of $0.1 million (2005 — $1.8 million) was capitalized for the construction of the Lapa and Goldex mine projects as well as certain construction programs at the LaRonde mine.

            In late 2003, the Company entered into an interest rate swap whereby fixed rate payments on the Convertible Debentures were swapped for variable rate payments. The notional amount under the swap exactly matched the original $143.8 million face value of the debentures and the swap agreement terminated on February 15, 2006, which was the earliest date that the debentures could be called for redemption. Under the terms of the swap agreement, the Company made interest payments of three-month LIBOR plus a spread of 2.37% and received fixed interest payments of 4.50%, which completely offset the interest payments the Company made on the Convertible Debentures. The three-month LIBOR was also capped at 3.38% such that total variable interest payments would not exceed 5.75%. In 2005, the Company made $0.9 million in swap payments such that net interest on the Convertible Debentures was $6.3 million.

            Between January 1, 2006 and February 15, 2006, holders representing $131.8 million aggregate principal amount converted their debentures into 9,413,189 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 freely tradeable common shares.

            Also in 2006, the Company's interest rate swap matured. The Company made net interest payments of $1.4 million under the terms of the swap at maturity such that net interest on the Convertible Debentures in 2006 was $2.1 million.

  (b)
  Revolving credit facility

            In October 2006, the Company executed an amendment with its bank syndicate to increase the limit of its revolving credit facility from $150 million to $300 million, and to extend its term by two years to December 2011. At December 31, 2007, the facility was completely undrawn however outstanding letters of credit decreased the amounts available under the facility such that $280 million was available for future drawdowns at December 31, 2007.

            The Company entered into a new $300 million unsecured revolving credit agreement on January 10, 2008 (the "New Facility") with a group of financial institutions and the secured facility has been terminated. The New Facility matures on January 10, 2013, however, the Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for additional one-year terms. Payment and performance of the Company's obligations under the New Facility are guaranteed by certain material subsidiaries of the Company.

            The New Facility contains covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than a mining business. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth.

            For the year ended December 31, 2007, interest expense was $3.3 million (2006 — $2.9 million; 2005 — $7.8 million), of which cash payments were $2.4 million (2006 — $4.2 million; 2005 — $8.3 million). In 2007, cash interest on the facility was nil (2006 — nil; 2005 — nil) and cash standby fees on the facility were $2.3 million (2006 — $1.3 million; 2005 — $1.2 million). In 2007, no interest (2006 — $0.3 million; 2005 — $2.5 million) was capitalized to construction in progress. The Company's weighted average interest rate on all of its debt as at December 31, 2007 was nil (2006 — nil; 2005 — 7.9%).

5.     RECLAMATION PROVISION AND OTHER LIABILITIES

          Reclamation provision and other liabilities consist of the following:

	2007	2006
Reclamation and closure costs (note 5(a))	$44,690	$22,073
Pension benefits (note 5(b))	6,786	5,384
Long term portion of capital lease obligations (note 13)	6,465	—

	$57,941	$27,457

  (a)
  Reclamation and closure costs

            Reclamation estimates are based on current legislation, third party estimates and feasibility study calculations. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities. The Company does not currently have assets that are restricted for the purposes of settling these obligations.

            The following table reconciles the beginning and ending carrying amounts of the asset retirement obligations.

	2007	2006
Asset retirement obligations, beginning of year	$22,073	$12,569
Current year additions	21,298	8,696
Current year accretion	1,319	825
Other	—	(17)

Asset retirement obligations, end of year	$44,690	$22,073

            The assumptions used for the calculation of the provision are as follows:

	2007	2006
Cash flows to settle the obligation (undiscounted)	$103,356	$61,897
Timing range for settling the obligation for all active projects	2020 - 2027	2027
Credit-adjusted risk-free interest rate range for all active projects	5.80% - 6.60%	6.60%
  (b)
  Pension benefits

            Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees was converted to a defined contribution plan. Employees who retired prior to that date remain in the Employees Plan ("Employees Plan"). In addition, Agnico-Eagle provides a non-registered executive supplementary defined benefit plan for certain senior officers. The funded status of the Employees Plan is based on an actuarial valuation as of January 1, 2006 and projected to December 31, 2007. The funded status of the executive supplementary defined benefit plan is based on actuarial valuations as of July 1, 2007 and projected to December 31, 2007. The components of Agnico-Eagle's net pension plan expense are as follows:

	2007	2006	2005
Service cost — benefits earned during the year	$429	$399	$274
Gain due to settlement	—	(16)	(124)
Prior service cost	24	23	21
Interest cost on projected benefit obligation	466	384	352
Return on plan assets	(171)	(166)	(157)
Amortization of net transition asset, past service liability and net experience gains	(25)	(22)	(34)

Net pension plan expense	$723	$602	$332

            Agnico-Eagle contributes 5% of its Canadian payroll expense to a defined contribution plan. The expense in 2007 was $4.3 million (2006 — $3.0 million; 2005 — $2.2 million).

            Assets of the Employees Plan are comprised of pooled Canadian and U.S. equity funds and pooled bond funds. As of the measurement date, the plan's assets are allocated 60% to equity securities and 40% to fixed income securities. The Employees Plan is relatively mature with a substantial portion of the projected benefit obligation liability attributable to pensioners and there are no contributions being made to the plan. Since benefit payments are completely funded from plan assets and investment returns, the plan assets are managed to achieve a moderate degree of risk in terms of short-term variability of returns. The major categories of plan assets along with minimum, maximum and target allocations are presented below:

	Minimum	Maximum	Target
Cash and short-term investments	0%	35%	5%
Fixed income securities	25%	75%	35%
Equity securities	25%	65%	60%
Real estate	0%	10%	0%

            Fixed income securities must meet quality constraints in the form of minimum investment ratings. Equity securities also have quality constraints in the form of maximum allocations to any one security and maximum exposure to any one industry group.

            As of December 31, 2006, the Company adopted the provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("FAS 158"). FAS 158 requires employers that sponsor one or more defined benefit plans to (i) recognize the funded status of a benefit plan in its statement of financial position, (ii) recognize the gains or losses and prior service costs or credits that arise during the period as a component of other comprehensive income, net of tax, (iii) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position, and (iv) disclose in the notes to the financial statements additional information about certain effects on net periodic cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The impact of adopting FAS 158 on the 2006 Consolidated Balance Sheets was as follows:

	Before Application of FAS 158	Adjustment	After Application of FAS 158
Reclamation provision and other liabilities	$26,051	$1,406	$27,457
Deferred income tax liability	$170,087	$(396)	$169,691
Accumulated other comprehensive loss	$(16,989)	$(1,010)	$(17,999)
Total stockholders' equity	$1,253,415	$(1,010)	$1,252,405

            Assets for the executives' retirement plan ("Executives Plan") consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2007 was $6.8 million (2006 — $5.4 million). At the end of 2007, the remaining unamortized net transition obligation was $1.0 million (2006 — $1.2 million) for the Executives Plan and the net transition asset was $0.2 million (2006 — $0.4 million) for the Employees Plan.

            The following table provides the net amounts recognized in the consolidated balance sheets as of December 31:

	Pension Benefits 2007		Pension Benefits 2006
	Employees	Executives	Employees	Executives
Intangible liability (asset)	$(495)	$—	$(363)	$—
Accrued employee benefit liability	—	5,624	—	4,071
Accumulated other comprehensive income (loss):
Initial transition obligation (asset)	(186)	1,017	(372)	1,162
Past service liability	—	140	—	177
Net experience (gains) losses	446	5	466	(26)

Net liability (asset)	$(235)	$6,786	$(269)	$5,384

            The following table provides the components of the expected recognition in 2008 of amounts in accumulated other comprehensive loss:

	Employees	Executives
Initial transition obligation (asset)	$(186)	$171
Past service liability	—	26
Net experience losses	21	—

	$(165)	$197

            The funded status of the Employees Plan and the Executives Plan for 2007 and 2006 is as follows:

	2007		2006
	Employees	Executives	Employees	Executives
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$2,341	$897	$2,243	$747
Agnico-Eagle's contribution	—	310	—	153
Actual return on plan assets	(67)	—	272	—
Benefit payments	(185)	(155)	(172)	(153)
Other	—	—	—	153
Divestitures	—	—	—	—
Effect of exchange rate changes	398	174	(2)	(3)

Fair value of plan assets, end of year	$2,487	$1,226	$2,341	$897

Reconciliation of projected benefit obligation
Projected benefit obligation, beginning of year	$2,072	$6,280	$2,013	$5,237
Service costs	—	429	—	399
Interest costs	108	358	99	285
Actuarial losses (gains)	(98)	34	133	641
Benefit payments	(185)	(264)	(172)	(256)
Effect of exchange rate changes	355	1,175	(1)	(26)

Projected benefit obligation, end of year	$2,252	$8,012	$2,072	$6,280

Excess (deficiency) of plan assets over projected benefit obligation	$235	$(6,786)	$269	$(5,383)

Comprised of:
Unamortized transition asset (liability)	$186	$(1,017)	$372	$(1,162)
Unamortized net experience loss	(446)	(145)	(466)	(150)
Accrued assets (liabilities)	495	(5,624)	363	(4,071)

	$235	$(6,786)	$269	$(5,383)

Weighted average discount rate(i)	5.50%	5.50%	5.00%	5.00%
Weighted average expected long-term rate of return	7.00% (ii)	n.a.	7.50% (ii)	n.a.
Weighted average rate of compensation increase	n.a.	3.00%	n.a.	3.00%
Estimated average remaining service life for the plan (in years)	12.0	7.0 (iii)	13.0	8.0 (iii)

Notes:

(i)
Discount rates used for the Executives Plan and Employees Plans are after-tax rates.

(ii)
Long-term rates of return were determined using, as a basis, rates for high quality debt instruments adjusted for historical rates of return actually achieved.

(iii)
Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

            The estimated benefits to be paid from each plan in the next ten years are presented below:

	Employees	Executives	Total
2008	$178	$109	$287
2009	$172	$109	$281
2010	$167	$109	$276
2011	$160	$109	$269
2012	$154	$373	$527
2013 - 2017	$652	$2,133	$2,785

6.     SHAREHOLDERS' EQUITY

  (a)
  Common shares

            In February 2006, the Convertible Debentures were redeemed in full (see note 4(a)) and there are no longer shares reserved for future issuances related to the Convertible Debentures.

            In 2007, the Company declared dividends on its common shares of $0.18 per share (2006 — $0.12 per share; 2005 — $0.03 per share).

  (b)
  Flow-through share private placements

            In 2007, Agnico-Eagle issued nil (2006 — 1,226,000; 2005 — 500,000) common shares under flow-through share private placements for total proceeds of nil (2006 — $35.3 million; 2005 — $8.3 million), net of share issue costs. Proceeds from previous private placements were used by Agnico-Eagle for the purpose of incurring Canadian exploration expenditures in connection with its 2007 and 2008 exploration activities. Effective December 31, 2007, the Company renounced to its investors C$10.1 million (2006 — C$40.2 million; 2005 — C$10.0 million) of such expenses for income tax purposes. The Company has no further obligations to incur exploration expenditures related to the expenditures previously renounced.

            The difference between the flow-through share issuance price and the market price of Agnico-Eagle's stock at the time of purchase is recorded as a liability at the time the flow-through shares are issued. This liability is extinguished at the time the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

  (c)
  Public offering

            In 2002, Agnico-Eagle issued 6,900,000 warrants. Each whole warrant entitled the holder to purchase one common share at a price of $19.00, subject to certain adjustments summarized in the prospectus relating to the issuance of the warrants. During 2007, 6,873,190 warrants were exercised (2006 — 4,000). The warrants were exercisable at any time prior to November 14, 2007, at which time 22,810 warrants expired.

            In 2006 the Company closed a public offering of 8,455,000 common shares for total proceeds of $238.0 million net of share issue costs.

  (d)
  Accumulated other comprehensive loss

            The opening balance of the cumulative translation adjustment in accumulated other comprehensive loss in 2007 and 2006 of $(15.9) million resulted from Agnico-Eagle adopting the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior periods' consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive loss as at December 31, 2007 and 2006.

            Effective January 1, 2001, the Company prospectively adopted the new accounting recommendations made under FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. Upon the adoption of FAS 133, the Company recorded a cumulative translation adjustment to accumulated other comprehensive loss of $2.8 million. The Company has designated its gold put contracts and certain foreign exchange derivative contracts as cash flow hedges and, as such, unrealized gains and losses on these contracts are recorded in accumulated other comprehensive loss.

            The following table presents the components of accumulated other comprehensive loss, net of related tax effects:

	2007	2006
Cumulative translation adjustment from adopting US dollar as principal reporting currency	$(15,907)	$(15,907)
Unrealized gain (loss) on available-for-sale securities	(6,484)	870
Unrealized loss on gold put option contracts	—	(1,653)
Cumulative translation adjustments	(299)	(299)
Unrealized loss on pension liability upon application of FASB Statement No. 158	(1,422)	(1,406)
Tax effect of accumulated other comprehensive loss items	400	396

	$(23,712)	$(17,999)

            In 2007, a $1.7 million (2006 — $2.0 million) loss was reclassified from accumulated other comprehensive loss to income to reflect the amortization of gold put option contract premiums for contracts originally scheduled to mature in 2007. Also in 2007, a $1.9 million gain (2006 — $16.6 million gain) was reclassified from accumulated other comprehensive loss to income to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

  (e)
  Net income per share

            The following table provides the weighted average number of common shares used in the calculation of basic and diluted income per share:

	2007	2006	2005
Weighted average number of common shares outstanding — basic	132,768,049	115,461,046	89,029,754
Add: Dilutive impact of employee stock options	1,189,820	786,358	483,045
Dilutive impact of warrants	—	2,862,891	—

Weighted average number of common shares outstanding — diluted	133,957,869	119,110,295	89,512,799

            The calculation of diluted income per share has been computed using the treasury stock method. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted income per share as the effect is anti-dilutive.

            In 2005, the Convertible Debentures and warrants were anti-dilutive and thus were not included in the calculation of diluted income per share.

7.     STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

            The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

            Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. In 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000. In 2004 and 2006, the shareholders approved a further 2,000,000 and 3,000,000 common shares for issuance under the ESOP, respectively.

            Of the 1,380,000 options granted under the ESOP in 2007, 345,000 options granted vested immediately and expire in 2012. The remaining options expire in 2012 and vest in equal installments, on each anniversary date of the grant, over a three-year period. As a result of the Cumberland acquisition, 326,250 options in Cumberland were converted to options in the Company. All these options vested immediately. Of the 1,232,000 options granted under the ESOP in 2006, 308,000 options granted vested immediately and expire in 2011. The remaining options expire in 2011 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 982,000 options granted under the ESOP in 2005, 245,500 options granted vested immediately and expire in 2010. The remaining options expire in 2010 and vest in equal installments, on each anniversary date of the grant, over a three-year period.

            The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2007			2006			2005
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Outstanding, beginning of year	2,478,790	C$	19.55	3,071,625	C$	15.78	2,383,150	C$	15.16
Granted	1,706,250		41.74	1,232,000		24.52	982,000		16.61
Exercised	(536,116)		17.56	(1,805,085)		16.49	(214,725)		12.44
Cancelled	(39,000)		19.16	(19,750)		19.28	(78,800)		16.33

Outstanding, end of year	3,609,924	C$	30.34	2,478,790	C$	19.55	3,071,625	C$	15.78

Options exercisable at end of year	1,908,049			1,137,103			2,257,250

            Cash received for options exercised in 2007 was $8.8 million (2006 — $26.0 million).

            The weighted average grant-date fair value of options granted in 2007 was C$12.53 (2006 — C$8.17; 2005 — C$4.17). The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2007:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
C$6.55 — C$9.20	40,573	2.1 years	C$7.52	40,573	C$7.52
C$10.40 — C$14.67	212,275	2.0 years	C$10.75	207,775	C$10.66
C$15.60 — C$19.14	914,150	1.8 years	C$16.71	860,775	C$16.77
C$19.24 — C$25.60	772,600	3.0 years	C$23.02	285,100	C$23.02
C$25.62 — C$31.70	276,176	3.3 years	C$29.06	154,676	C$27.90
C$36.23 — C$47.95	186,650	4.4 years	C$41.39	59,150	C$42.77
C$48.09 — C$52.88	1,207,500	4.0 years	C$48.15	300,000	C$48.15

C$6.55 — C$52.88	3,609,924	3.1 years	C$30.34	1,908,049	C$23.48

            The Company has reserved for issuance 3,609,924 common shares in the event that these options are exercised.

            The number of un-optioned shares available for granting of options as at December 31, 2007, 2006 and 2005 was 2,832,250, 4,212,250 and 1,943,285, respectively.

            On January 2, 2008, 2,385,000 options were granted under the ESOP, of which 596,250 options vested immediately and expire in the year 2013. The remaining options expire in 2013 and vest in equal installments on each anniversary date of the grant, over a three-year period.

            Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	4.02%	3.91%	3.1%
Expected life of options (in years)	2.5	2.5	2.5
Expected volatility of Agnico-Eagle's share price	37.6%	48.7%	35.6%
Expected dividend yield	0.29%	0.12%	0.24%

            The Company uses historical volatility in estimating the expected volatility of Agnico-Eagle's share price.

            The total compensation cost for the ESOP recognized in the consolidated statements of income (loss) for the current year was $9.8 million (2006 — $5.2 million; 2005 — $2.4 million). The total compensation cost related to nonvested options not yet recognized was $9.9 million as of December 31, 2007.

  (b)
  Incentive Share Purchase Plan

            On June 26, 1997, the shareholders approved an Incentive Share Purchase Plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values.

            Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries and directors may contribute up to 100% of their annual board and committee retainer fees. For both employees and directors, Agnico-Eagle contributes an amount equal to 50% of each Participant's contribution.

            In 2007, 167,378 common shares were issued under the Purchase Plan (2006 — 146,249; 2005 — 245,494) for proceeds of $7.1 million (2006 — $4.7 million; 2005 — $3.6 million). In June 2002, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 2,500,000 from 1,000,000. Agnico-Eagle has reserved for issuance 592,151 common shares (2006 — 759,529; 2005 — 905,778) under the Purchase Plan.

8.     INCOME AND MINING TAXES

          Income and mining taxes recovery is made up of the following geographic components:

	2007	2006	2005
Current provision
Canada	$3,272	$20,266	$—
Future provision
Canada	20,363	69,645	(13,323)
Finland	(3,702)	11,522	10,546
Other	—	(2,127)	—

	$19,933	$99,306	$(2,777)

          Cash income and mining taxes paid in 2007 were $22.1 million (2006 — $1.4 million expense; 2005 — $6.2 million recovery).

          The income and mining taxes recovery is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2007	2006	2005
Combined federal and composite provincial tax rates	32.6%	34.6%	34.8%
Increase (decrease) in taxes resulting from:
Provincial mining duties	12.3	12.3	19.2
Resource allowances	—	(3.5)	(17.8)
Impact of foreign tax rates	(2.3)	1.1	—
Permanent and other differences	(0.9)	0.8	0.8
Utilization of temporary differences for which no benefit was previously recognized	—	—	(10.4)
Utilization of losses for which no benefit was previously recognized	—	(4.5)	(34.5)
Effect of changes in Canadian income tax legislation	(29.2)	(2.7)	—

Actual rate as a percentage of pre-tax income	12.5%	38.1%	(7.9% )

          As at December 31, 2007 and 2006, Agnico-Eagle's future income and mining tax assets and liabilities are as follows:

	2007		2006
	Assets	Liabilities	Assets	Liabilities
Non-current:
Income taxes:
Plant and equipment	—	—	$3,374	$—
Mine development costs	—	—	—	29,787
Mining properties	—	565,613	435	142,340
Net operating and capital loss carryforwards	17,805	—	16,029	—
Unrealized foreign exchange gain on Convertible Debentures	—	—	—	—
Mining duties	—	(55,998)	15,867	—
Reclamation provisions	—	(25,499)	6,298	(2,436)
Other	—	—	916	—
Valuation allowance	(11,900)	—	(11,860)	—

Non-current future income and mining tax assets and liabilities	$5,905	$484,116	$31,059	$169,691

          All of Agnico-Eagle's future income tax assets and liabilities are denominated in local currency based on the jurisdiction in which the Company pays taxes and are translated into US dollars using the exchange rate in effect at the consolidated balance sheet date. The increase in the gross amounts of the future tax assets and liabilities was due in part to the weaker US dollar in relation to the Canadian dollar and the Swedish krona throughout 2007. In addition, upon the Cumberland acquisition, an additional $279.8 million future tax liability was recognized attributable to the purchase price. At December 31, 2007, asset and liability amounts were translated into US dollars at an exchange rate of C$0.9881 per $1.00, and at an exchange rate of SEK 6.4568 per $1.00, whereas at December 31, 2006, asset and liability amounts were translated at an exchange rate of C$1.1652 per $1.00, and at an exchange rate of SEK 6.8342 per $1.00. A future income tax liability was also recorded on the acquisition of Riddarhyttan (see note 9 (a)).

          The Company operates in different jurisdictions and accordingly it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved. The Company has not accrued any taxes associated with any such reviews of its income tax filing as no such losses are considered to be probable.

          The capital loss carryforwards do not expire.

          In June 2006, the Financial Accounting Standards Board (FASB) issued FIN 48 to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

          The Company adopted the provision of FIN 48 effective January 1, 2007. As a result of the implementation of FIN 48, the Company reported a $4,487 reduction to the January 1, 2007, balance of retained earnings.

          A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

Balance at January 1, 2007	$4,487
Reductions for foreign exchange	(1,097)

Balance at December 31, 2007	$3,390

          The full amount of unrecognized tax liability of $3,390, if recognized, would reduce our annual effective tax rate. We do not expect our unrecognized tax liability to change significantly over the next 12 months.

          The Company is subject to taxes in the following significant jurisdictions: Canada, Mexico and Finland, each with varying statutes of limitations. The 1998 through 2007 tax years generally remain subject to examination.

9.     ACQUISITIONS

  (a)
  Riddarhyttan Resources AB

            Riddarhyttan was a precious and base metals exploration and development company with a focus on the Nordic region of Europe. Riddarhyttan was the 100% owner of the Suurikuusikko gold deposit in Finland on which the Kittila mine project is located. In the second quarter of 2004, the Company acquired a 13.8% ownership interest in Riddarhyttan. In connection with this acquisition, two representatives of the Company were elected to Riddarhyttan's Board of Directors. Through the subscription for shares in Riddarhyttan's rights issue in December 2004, the Company increased its ownership level to approximately 14%.

            On November 14, 2005, the Company completed its tender offer for all the shares of Riddarhyttan. As of December 31, 2005, the Company owned an aggregate of 102,880,951 shares, or approximately 97.3% of the outstanding shares and voting rights of Riddarhyttan. In 2006, the Company completed the acquisition of the remaining 2.7% of the Riddarhyttan shares that it did not already own under the compulsory acquisition procedures under Swedish law by obtaining advanced possession of these shares in the second half of 2006. Advance possession means that the Company is entitled to be registered as owner of these shares and thereby entitled to exercise all rights relating to these shares that vest in a shareholder. Payment of the redemption price was made in February 2007.

            The results of operations of Riddarhyttan are included in the consolidated statements of income from October 18, 2005.

            The purchase price, before transaction costs, was $125.9 million which was paid through the issuance of 10,023,882 shares of the Company and a cash payment amounting to $5.1 million:

Shares Issued
Total Issuance of the Company's Shares for Riddarhyttan Acquisition:
October 18, 2005	9,104,542
October 26, 2005	666,905
November 14, 2005	252,435

Total shares issued	10,023,882

            The allocation of the total purchase price to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$125,908
Balance of equity investment	11,123
Transaction costs	7,725

Total purchase price to allocate	$144,756

Fair Value of Assets Acquired:
Suurrikuusikko property	$194,465
Net future tax liability	(52,688)
Iso-Kuotko property	2,335
Oijarvi property	609
Other	35

Total fair value of assets acquired	$144,756

  (b)
  Pinos Altos Project

            In March 2005, the Company entered into an agreement with Industrias Penoles S.A. de C.V. ("Penoles") to acquire the Pinos Altos project in Chihuahua, Mexico. The Pinos Altos project is located in the Sierra Madre gold belt, 225 kilometres west of the city of Chihuahua.

            Under the terms of the agreement, Agnico-Eagle had the option to purchase the Pinos Altos project for cash and share consideration. In March 2006, Agnico-Eagle paid Penoles $32.5 million in cash and issued 2,063,635 common shares to Penoles to obtain 100% ownership of the Pinos Altos project. In addition, the Company incurred $0.2 million in transaction costs associated with the property acquisition.

            The allocation of the total purchase price to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$66,809
Transaction costs	167

Total purchase price to allocate	$66,976

Fair Value of Assets Acquired:
Pinos Altos mining property	$66,976

  (c)
  Cumberland Resources Ltd.

            On February 14, 2007, the Company and Agnico-Eagle Acquisition Corporation ("Agnico Acquisition"), a wholly-owned subsidiary of the Company, signed an agreement with Cumberland under which the Company and Agnico Acquisition (the "Offeror") agreed to make an exchange offer (the "Offer") for all of the outstanding common shares of Cumberland not already owned by the Company. At the time, the Company owned 2,037,000 or 2.6% of the outstanding shares of Cumberland on a fully diluted basis. Under the terms of the Offer, each Cumberland share was to be exchanged for 0.185 common share of Agnico-Eagle. At the time, Cumberland owned 100% of the Meadowbank gold project, located in Nunavut, Canada. As of July 9, 2007, all common shares of Cumberland were acquired pursuant to the Offer. As of July 9, 2007, a total of 13,768,510 of the Company's shares were issued for the acquisition resulting in an increase of $536.6 million in common shares issued. The total purchase price as of July 9, 2007 amounted to $577.0 million which was allocated to various balance sheet accounts, mainly mining properties. On August 1, 2007, the Agnico Acquisition, Cumberland and a wholly-owned subsidiary of Cumberland were amalgamated with Agnico-Eagle.

            The results of operations of Cumberland are included in the income statement for the combined entity from April 17, 2007.

            The purchase price paid through the issuance of 13,768,510 shares of the Company is summarized as follows.

Shares Issued
Total Issuance of the Company's Shares for Cumberland Acquisition:
April 16, 2007	11,610,074
April 30, 2007	932,958
July 9, 2007	1,225,478

Total shares issued	13,768,510

            In addition, the Company entered into a series of gold derivative transactions in connection with the take-over bid for Cumberland in February 2007. Prior to announcement of the take-over bid by Agnico-Eagle, Cumberland secured a gold loan facility for up to 420,000 ounces. As part of the condition of the gold loan, Cumberland entered into a series of derivative transactions to secure a minimum monetized value for the gold that was expected to be received under the gold loan. Cumberland entered into a zero-cost collar whereby a gold put option was bought with a strike price of C$605 per ounce. The cost of the put option was financed by the sale of a gold call option with a strike price of $800 per ounce. Both of Cumberland's derivative positions were for 420,000 ounces of gold and matured on September 20, 2007, the expected drawdown date of the loan. As Agnico-Eagle's policy is to not sell forward gold production, Agnico-Eagle entered into a series of transactions to neutralize Cumberland's derivative position. Accordingly, Agnico-Eagle purchased call options and sold put options with the exact same size, strike price and maturity as Cumberland's derivative position for $15.9 million. All derivative positions were extinguished in late June 2007.

            The allocation of the total purchase price for the 100% owned by the Company to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$536,556
Share of Cumberland previously acquired for cash	9,637
Fair value of options and warrants acquired	18,956
Transaction costs	11,836

Total purchase price to allocate	$576,985

Fair Value of Assets Acquired:
Net working capital acquired (including cash of $96,043)	$81,704
Plant and equipment	40,238
Other net liabilities	(1,399)
Mining properties	736,197
Future income tax liability	(279,755)

Total purchase price	$576,985

            Pro forma results of operations for Agnico-Eagle assuming the acquisition of Cumberland described above had occurred as of January 1, 2006 are shown below. On a pro forma basis, there would have been no effect on Agnico-Eagle's consolidated revenues.

	Unaudited
	2007	2006
Pro forma net income	$124,393	$167,435
Pro forma income per share — basic	$0.96	$1.30

10.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007	2006
Trade payables	$58,438	$28,243
Wages payable	7,043	3,450
Accrued liabilities	33,040	10,845
Current portion of capital lease obligation	9,706	—

	$108,227	$42,538

11.   RELATED PARTY TRANSACTIONS

          As at December 31, 2007, the total indebtedness of Contact to the Company was nil (2006 — $3.5 million) including accrued interest to December 31, 2007 of nil (2006 — $0.1 million).

          Contact was a consolidated entity of the Company for the year ended December 31, 2002. As of August 2003, the Company ceased consolidating Contact as the Company's investment no longer represented a "controlling financial interest".

          The loan was originally advanced for the purpose of funding ongoing exploration and operating activities. The loan was repayable on demand with a rate of interest on the loan of 8% per annum. The Company, however, waived the interest on this loan commencing May 13, 2002.

          In 2006, the Company tendered its 13.8 million Contact shares in conjunction with Stornoway's offer to acquire all of the outstanding shares of Contact. Under the terms of the offer, each share of Contact was exchanged for 0.36 of a Stornoway share resulting in the receipt by the Company of 4,968,747 Stornoway shares.

          A $4.4 million gain on the exchange of shares was recognized and a gain of $2.9 million was recognized on the write-up of the loan to Contact during 2006. In addition, Agnico-Eagle subscribed to a private placement of subscription receipts by Stornoway for a total cost of $19.8 million.

          On January 26, 2007, the Company entered into a note assignment agreement with Stornoway. The agreement resulted in Stornoway acquiring the debt in full by way of assignment of the note in consideration for the issuance to the Company of 3,207,861 common shares of Stornoway at a deemed value of C$1.25 per share on February 12, 2007.

          In addition, on March 16, 2007, the Company purchased from Stornoway C$5 million in unsecured Series A Convertible Debentures and C$5 million in unsecured Series B Convertible Debentures. Both series of debentures mature two years after their date of issue and interest is payable under the debentures quarterly at 12% per annum. At the option of Stornoway, interest payments may be paid in cash or in shares of Stornoway. On the maturity date, the principal amount of the Series A Debentures may be repaid in cash or shares at Stornoway's election and the Series B Debentures must be repaid in cash or shares at the Company's election. During 2007, the interest payments to the Company consisted of $0.6 million in cash and 302,450 shares in Stornoway.

12.   COMMITMENTS AND CONTINGENCIES

          The Company was served with a Statement of Claim on April 30, 2007 from a former employee, alleging, among other things, wrongful dismissal and seeking damages of approximately C$13.1 million. The Company believes this claim is frivolous and without merit and will vigorously defend the matter, and therefore, no provision for this contingency has been recorded.

          The Company is involved in a legal proceeding in Sweden relating to the compulsory acquisition procedures under Swedish law (note 9(a)); and the Company has been required to provide financial assurance in the form of a bank guarantee. As of December 31, 2007, the amount of this guarantee was $3.2 million.

          As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2007, the total amount of these guarantees was $23.0 million.

          The Company has a royalty agreement with the Finnish Government relating to the Kittila mining operation. Starting 12 months after the mining operations commence, the Company has to pay 2% on net smelter return, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

13.   LEASES

  (a)
  Capital Leases

            The Company has agreements with third-party providers of mobile equipment for the development of the mines in Meadowbank, Canada, and in Kittila, Finland. These arrangements represent capital leases in accordance with the guidance in FAS 13. The leases for mobile equipment in Finland are for five years and the leases for mobile equipment in Canada are for three years. The effective annual interest rate on the lease for mobile equipment in Canada is 5.80%. The effective annual interest rate on the lease for mobile equipment in Finland is 4.99%. Amortization of capital lease expenses will start when mining commences.

            The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2007.

Year ending December 31:
2008	$9,706
2009	4,914
2010	620
2011	620
2012	1,664
Later years	—

Total minimum lease payments	17,524
Less amount representing interest	(1,353)

Present value of net minimum lease payments	16,171

            The Company's capital lease obligation at December 31 is comprised as follows:

	2007	2006
Total future lease payments	$17,524	$—
Less: Interest	(1,353)	—

	16,171	—

Less: Current portion	9,706	—

Long-term portion of capital leases	6,465	—

  (b)
  Operating Leases

            The Company has a number of operating lease agreements involving office space. Some of the leases for office facilities contain escalation clauses for increases in operating costs and property taxes. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2007 are as follows:

            Minimum lease payments:

2008	1.2
2009	1.2
2010	1.2
2011	1.2
2012	1.2
Thereafter	9.3

Total	15.3

14.   RESTRICTED CASH

          The Company has provided security to support an outstanding letter of credit made available to the Company for the purchase of mining equipment. The letter of credit to expires in April, 2008.

15.   FINANCIAL INSTRUMENTS

          Agnico-Eagle has in the past entered into financial instruments with a number of financial institutions in order to hedge underlying revenue, cost and fair value exposures arising from commodity prices, interest rates and foreign currency exchange rates.

          In 2007, financial instruments which have subjected Agnico-Eagle to market risk and concentration of credit risk consisted primarily of cash, cash equivalents and short-term investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

          Agnico-Eagle's risk management policy has attempted to mitigate the risks associated with fluctuating metal prices and foreign exchange rates. Agnico-Eagle has used over-the-counter put and call option metals and foreign exchange contracts to hedge its net revenues from mining operations and costs of production, respectively. These instruments were straightforward contracts and involve limited complexity. Agnico-Eagle was exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal option contracts. Agnico-Eagle did not obtain any security to support financial instruments subject to credit risk, but mitigated the risk by dealing with a diverse group of creditworthy counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

        Gold put option contracts

          Agnico-Eagle's portfolio of gold put option contracts was entered into to establish a minimum price which the Company will receive from the sale of its gold production. The contracts expired monthly based on planned production volumes. These instruments had been designated as hedges under the criteria established by FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. At December 31, 2001, these option contracts did not qualify as a designated hedge under FAS 133. Accordingly, changes in fair value were recognized as part of the Company's net loss. On January 1, 2002, the Company implemented a new treasury management system that complied with the new documentation requirements of FAS 133. As a result, these option contracts qualified for hedge accounting and from 2002 onwards, changes in the fair value of these option contracts were recognized as part of other comprehensive income (loss).

          Gains and losses on gold put option contracts are reclassified from accumulated other comprehensive income (loss) to income in the same period the forecasted transaction affects income. Although the gold put option contracts were liquidated in 2005, the accumulated loss on these contracts remained in accumulated other comprehensive income (loss) and have been reclassified to income based on the original maturities of these contracts. In 2007, the Company reclassified a loss of $1.7 million relating to its gold put option contracts to income resulting in a $nil balance in accumulated other comprehensive loss at year-end.

        Silver and base metal option contracts

          In January 2005, the Company purchased silver put options with a strike price of $7.00 per ounce and also sold copper call options with a strike price of $3,310 per tonne. The Company sold forward zinc production at a weighted average price of $1,263 per tonne and entered into a zero-cost collar to set a minimum zinc price of $1,215. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $1,480. In December 2005, the entire 2006 zinc collar position was collapsed at a cost of $3.5 million. These contracts did not qualify for hedge accounting under FAS 133.

        Foreign exchange, metals, and interest rate hedging program

          Agnico-Eagle generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde Mine and the Goldex and Lapa mine projects, have Canadian dollar requirements for capital, operating and exploration expenditures. Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on forecasted Canadian dollar requirements. The Company's written put options did not qualify for hedge accounting and thus were not designated as hedging instruments. As such, changes in fair value for these instruments were recorded in net income. These instruments were entered into to set a range for the US dollar, along with the zero-cost collar of purchased put options and written call options.

          In December 2005, the Company's entire foreign exchange derivative position was collapsed generating cash flow of $4.1 million. As a result of this transaction, Agnico-Eagle had no foreign exchange derivative positions at December 31, 2005. In 2006 however, the Company reclassified a gain of $4.1 million relating to its foreign exchange derivative contracts to income. As at December 31, 2006 the remaining balance in accumulated other comprehensive income was $nil.

          As at December 31, 2007, there were no metal or foreign exchange derivative positions.

          Other required derivative disclosures can be found in note 6(d), "Accumulated other comprehensive income (loss)", and information regarding the Company's interest rate derivatives can be found in note 4(a), "Convertible subordinated debentures".

          Agnico-Eagle's exposure to interest rate risk at December 31, 2007 relates to its cash, cash equivalents and short term investments of $396 million (2006 — $459 million). The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 5.14% (2006 — 4.89%).

          The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2007.

QuickLinks

  Exhibit 99.3
Annual Audited Consolidated Financial Statements (Prepared in accordance with United States GAAP)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Management Certification
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATMENTS